UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number:  001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”), dated August 15, 2008, announcing the proposed appointment of Mr. Hans Petter Aas to the Company’s Board of Directors.

Exhibit 1

SFL – Addition to Board of Directors

Press release from Ship Finance International Limited, August 15, 2008

Ship Finance International Limited (NYSE:SFL) (“Ship Finance” or the “Company”), today announces a proposed appointment of Mr. Hans Petter Aas to the Board of Directors in connection with the Annual General Meeting, scheduled to September 19, 2008.

Mr. Aas (62) has a long and distinguished career as banker in the international shipping and offshore market, and recently retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA (“DnB NOR”). He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance.

Hans Petter Aas said in a comment: “I am excited to be nominated as a director in Ship Finance. The Company is one of the largest shipowners in the world, and continues to grow and diversify its asset base, with more than $1.7 billion of new acquisitions announced over the last 18 months. The combination of predictable long-term cash flows and a strong balance sheet creates opportunities for Ship Finance also in times of turbulence in the financial markets, and I expect there will be many attractive growth opportunities for the Company going forward.”

August 15, 2008
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 2311 4006 / +47 9119 8844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 2311 4011 / +47 9014 1243

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and announced acquisitions, the Company has a fleet of 71 vessels, including 33 crude oil tankers (VLCC and Suezmax), 2 chemical tankers, 8 oil/bulk/ore vessels, 13 container vessels, 3 dry bulk carriers, 6 offshore supply vessels and 3 seismic vessels, 2 jack-up drilling rigs and one ultra-deepwater drillship. The fleet is one of the largest in the world and most of the vessels are employed on long term charters.

The Notice of the Annual General Meeting has been sent out to shareholders and is also available on the website. More information can be found on the Company’s website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(registrant)

Dated: August 15, 2008	By:	/s/ Lars Solbakken
	Name:	Lars Solbakken
	Title:	Chief Executive Officer
Ship Finance Management AS

SK 23153 0001 911585